Exhibit 12.1

Amphenol Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30,		For the fiscal years ended December 31,
	2013	2012	2012	2011	2010	2009	2008

Earnings:
Income before income taxes and net income attributable to noncontrolling interests	$615,693	$567,582	$774,650	$712,101	$657,680	$437,144	$582,154
Fixed charges	55,360	51,204	69,513	55,259	51,301	45,620	47,562
Total Earnings(1)	$671,053	$618,786	$844,163	$765,360	$708,981	$482,764	$629,716

Fixed Charges:
Interest expense	$47,126	$44,014	$59,613	$43,029	$40,741	$36,586	$39,627
Interest component of rent expense	8,234	7,190	9,900	10,230	10,560	9,034	7,935
Total Fixed Charges(2)	$55,360	$51,204	$69,513	$53,259	$51,301	$45,620	$47,562

Ratio of Earnings to Fixed Charges	12.1	12.1	12.1	14.4	13.8	10.6	13.2

(1)         For purposes of determining the ratio of earnings to fixed charges for all period presented, earnings consist of income before income taxes plus fixed charges, less net income attributable to the noncontrolling interests in less than wholly-owned subsidiaries.

(2)         Fixed charges for all periods consist of interest expense including amortization of deferred debt issuance costs and one third of rental expenses on operating leases, representing that portion of rent expense which management believes is representative of the interest component of rent expense.